UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

China GrenTech Corporation Limited

(Name of the Issuer)

China GrenTech Corporation Limited

Yingjie Gao

Rong Yu

Yin Huang

Talenthome Management Limited

Xing Sheng Corporation Limited

Guoren Industrial Developments Limited

Heng Xing Yue Investments Limited

Well Sino Enterprises Limited

Leakey Investments Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00002 per share

American Depositary Shares, each representing 25 Ordinary Shares

(Title of Class of Securities)

16938P107 and 16938P909 (Restricted ADSs)(1)

(CUSIP Number)

Note: (1) These CUSIP numbers apply to the Issuer’s American depositary shares, each of which represents 25 Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Xin Lian China GrenTech Corporation Limited 15th Floor, Block A, Guoren Building Keji Central 3rd Road Hi-Tech Park, Nanshan District Shenzhen 518057, People’s Republic of China +86 755 2650 3007

Yingjie Gao

c/o: Yingjie Gao

Rong Yu

Yin Huang

Talenthome Management Limited

Xing Sheng Corporation Limited

Guoren Industrial Developments Limited

Heng Xing Yue Investments Limited

Well Sino Enterprises Limited

Leakey Investments Limited

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

Attention: Mr. Yingjie Gao

+86 755 2663 3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Megan Tang, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o Cleary Gottlieb Steen & Hamilton (Hong Kong) 39th Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong +852 2532 3730	Paul W. Boltz, Jr., Esq. Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 3664 6519

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China +86 10 6535 5599	David Lamb Conyers Dill & Pearman 2901, One Exchange Square 8 Connaught Place Central, Hong Kong +852 2842 9511

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$44,300,649	$5,077

*	Calculated solely for the purposes of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $44,300,649 for 351,592,450 outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by 0.00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

i

INTRODUCTION

This Amendment No. 2 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•

China GrenTech Corporation Limited, a Cayman Islands company (the “Company”), the issuer of the registered ordinary shares, par value $0.00002 per share (each, a “Share” and collectively, the “Shares”), including Shares represented by the American depositary shares (“ADS”), each representing 25 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Talenthome Management Limited, a British Virgin Islands corporation wholly owned by Mr. Yingjie Gao (“Parent”);

•	Xing Sheng Corporation Limited, a Cayman Islands company and wholly owned subsidiary of Parent (“Merger Sub”) formed solely for purposes of the proposed merger;

•

Mr. Yingjie Gao, the chairman and chief executive officer of the Company, who beneficially owns approximately 31.2% of outstanding Shares through Guoren Industrial Developments Limited and Heng Xing Yue Investments Limited as of the date of this Amendment;

•

Ms. Rong Yu, a director and the chief financial officer of the Company, who beneficially owns approximately 4.6% of outstanding Shares directly and through Well Sino Enterprises Limited as of the date of this Amendment;

•	Ms. Yin Huang, a founder of the Company who beneficially owns approximately 4.3% of outstanding Shares through Leakey Investments Limited as of the date of this Amendment;

•	Guoren Industrial Developments Limited, a British Virgin Islands company wholly owned by Mr. Yingjie Gao;

•	Heng Xing Yue Investments Limited, a British Virgin Islands company indirectly wholly owned by Mr. Yingjie Gao through Guoren Industrial Developments Limited;

•	Well Sino Enterprises Limited, a British Virgin Islands company wholly owned by Ms. Rong Yu; and

•	Leakey Investments Limited, a British Virgin Islands company wholly owned by Ms. Yin Huang.

The foregoing individuals and entities, excluding the Company, are collectively referred to herein as the “Buyer Group.” This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

On January 12, 2012, Parent, Merger Sub and the Company entered into an agreement and plan of merger, which was subsequently amended and restated by the amended and restated agreement and plan of merger by and among the same parties, dated as of January 20, 2012 (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent. Parent is wholly owned by Mr. Yingjie Gao as of the date of this Amendment, and, at the effective time of the merger, will be 100% beneficially owned by Mr. Yingjie Gao, the chairman and chief executive officer of the Company, Ms. Rong Yu, a director and the chief financial officer of the Company, and Ms. Yin Huang, a founder of the Company who beneficially owns approximately 4.3% of the outstanding Shares through Leakey Investments Limited as of the date of this Amendment.

The merger is a going private transaction with Mr. Yingjie Gao, the chairman and chief executive officer of the Company, Ms. Rong Yu, a director and chief financial officer of the Company, and Ms. Yin Huang, a founder of the Company. If the merger is approved by the requisite percentage of the Company’s shareholders and consummated, except as described below, each outstanding Share will be cancelled in exchange for the right to receive $0.126 per Share and each ADS, each representing 25 Shares, will be cancelled in exchange for the right to receive $3.15 per ADS (less $0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement), in each case, in cash without interest and net of any applicable withholding taxes. Any Shares and ADSs beneficially owned by the Buyer Group (the “Rollover Shares”) and any Shares held by the ADS depositary which are not represented by ADSs will be cancelled for no consideration. Any Shares beneficially owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”) (the “Dissenting Shares,” together with the Rollover Shares and the Shares held by the ADS depositary which are not represented by ADSs, the “Excluded Shares”) will be cancelled for their appraised or other agreed value as described in more detail below.

Mr. Yingjie Gao (acting through Guoren Industrial Developments Limited), Ms. Rong Yu (acting through Well Sino Enterprises Limited) and Ms. Yin Huang (acting through Leakey Investments Limited) will subscribe for newly issued ordinary shares of Parent, as a result of which Mr. Yingjie Gao, Ms. Rong Yu and Ms. Yin Huang will beneficially own 100% of the Company after the merger through Parent.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company. The Buyer Group, as a group, owns 235,805,375 Shares, which represent approximately 40.1% of the total outstanding Shares. Accordingly, based on the number of Shares expected to be outstanding on the Share record date, 155,793,175 Shares owned by the remaining shareholders (representing approximately 44.3% of the total outstanding Shares owned by the remaining shareholders) must be voted in favor of the proposal to be approved, assuming all remaining shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) hereto), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e) Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3	Identity and Background of Filing Person

(a) Name and Address. China GrenTech Corporation Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1) Material Terms—Tender Offers. Not applicable.

(a)-(2) Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“ANNEX C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of William Blair, the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of William Blair & Company, L.L.C. as the Independent Committee’s Financial Advisor”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of William Blair, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of William Blair & Company, L.L.C. as the Independent Committee’s Financial Advisor”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of William Blair, the Independent Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of William Blair, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of William Blair & Company, L.L.C. as the Independent Committee’s Financial Advisor”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of William Blair, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of William Blair & Company, L.L.C. as the Independent Committee’s Financial Advisor”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Amended and Restated Agreement and Plan of Merger”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

Item 11	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2009 and 2010 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2010 filed on June 30, 2011 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated             , 2012.

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated January 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 12, 2012.

(a)-(6) Press Release issued by the Company, dated January 20, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 20, 2012.

(b)-(1) Commitment Letter, dated January 11, 2012, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(b)-(2) Promissory Note and Guarantee, dated January 20, 2012, executed, sealed and delivered as a deed by Mr. Yingjie Gao and Guoren Industrial Developments Limited in favor of Parent, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D, as amended, filed by the Buyer Group with the SEC on January 20, 2012.

(c)-(1) Opinion of William Blair & Company, L.L.C., dated January 11, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated January 2012.

(c)-(3)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated December 2011.

(c)-(4)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated December 2011.

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of January 20, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of January 12, 2012, by Guoren Industrial Developments Limited and Mr. Yingjie Gao (solely for certain specified provisions) in favor of the Company, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(d)-(3) Amended and Restated Voting and Subscription Agreement, dated January 17, 2012, by Parent and certain shareholders of the Company, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on February 21, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2012

China GrenTech Corporation Limited

By:	/s/ Cuiming Shi
Name:	Cuiming Shi
Title:	Director

Yingjie Gao

By:	/s/ Yingjie Gao

Rong Yu

By:	/s/ Rong Yu

Yin Huang

By:	/s/ Yin Huang

Talenthome Management Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Xing Sheng Corporation Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Well Sino Enterprises Limited

By:	/s/ Rong Yu
Name:	Rong Yu
Title:	Director

Leakey Investments Limited

By:	/s/ Yin Huang
Name:	Yin Huang
Title:	Director

Exhibit Index

(a)-(1) Proxy Statement of the Company dated             , 2012.

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated January 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 12, 2012.

(a)-(6) Press Release issued by the Company, dated January 20, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 20, 2012.

(b)-(1) Commitment Letter, dated January 11, 2012, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(b)-(2) Promissory Note and Guarantee, dated January 20, 2012, executed, sealed and delivered as a deed by Mr. Yingjie Gao and Guoren Industrial Developments Limited in favor of Parent, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D, as amended, filed by the Buyer Group with the SEC on January 20, 2012.

(c)-(1) Opinion of William Blair & Company, L.L.C., dated January 11, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated January 2012.

(c)-(3)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated December 2011.

(c)-(4)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated December 2011.

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of January 20, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of January 12, 2012 by Guoren Industrial Developments Limited and Mr. Yingjie Gao (solely for certain specified provisions) in favor of the Company, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(d)-(3) Amended and Restated Voting and Subscription Agreement, dated January 17, 2012, by Parent and certain shareholders of the Company, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on February 21, 2012.